Contact

www.linkedin.com/in/jodie-doyle-51b35b7 (LinkedIn)

Top Skills

Territory Management
Brand Management
Leadership

Jodie Doyle

President of Indusparquet USA and Founder/Advisor for iba Plant-powered Energy Drink
Louisville, Kentucky, United States

Summary

Specialties: Sales Force Management, Product and Brand Management, Sales and Marketing Executive Leadership

Experience

Indusparquet Ind. e Com. de Madeiras Ltda.

5 years 4 months

President - Indusparquet US
January 2023 - Present (1 year 7 months)
Miami, Florida, United States

Vice President, US Sales and Marketing
April 2019 - January 2023 (3 years 10 months)
Louisville, Kentucky, USA

I lead the US sales and marketing efforts for Indusparquet, proudly celebrating 50 years in business in 2020. We are the world's leading producer of premium Brazilian hardwood flooring and while we are a global company, we maintain a family focus and emphasis on quality, ethical sourcing, sustainability and technology. We manage our US business through a hybrid model of distribution partners, direct retail partners and also serve as an OEM supplier for some of the world's largest flooring companies. Contact us today to find out how partnering with Indusparquet can help differentiate your hardwood offering from your competition!

FJ Beverage Partners

Co-Founder
July 2022 - Present (2 years 1 month)
United States

Gilford•Johnson Flooring

7 years 4 months

Vice President of Residential Sales
January 2019 - April 2019 (4 months)

Jeffersonville, IN

Vice President of Product Management
January 2016 - December 2018 (3 years)
Jeffersonville, IN

I served as the VP of Brand Management, where I was responsible for management of approx. $60 million of our distribution company's flagship brands. This role had three direct reports. Responsibilities included sales forecasting and measurement on these brands, creation of programs and promotions in concert with our vendor partners and managing ongoing supplier relationships. I also served as a standing member of our company's executive group and was involved with most major decisions made at Gilford Johnson.

Brand Manager/Regional Sales Manager - Midwest
March 2015 - December 2015 (10 months)
Jeffersonville, IN

I was brought inside to manage several of our company's high profile brands, as well as manage one of our regional sales teams.

Field Sales Manager- Louisville, KY Market
January 2012 - February 2015 (3 years 2 months)
Louisville, Kentucky Area

After a retirement of one of our top field sales managers, I offered to go back into the territory to manage our highest profile territory in the Midwest. I became the first FSM in our company's history to eclipse $3 million in annual sales and was named the company's Field Sales Manager of the Year in 2013. While serving in this capacity, I remained a part of the company's executive management team.

Gilford Flooring, Inc.
7 years 9 months

General Sales Manager- Residential Products Division
January 2008 - December 2011 (4 years)
Louisville, Kentucky Area

I served as the general sales manager of the entire residential sales group with 12 reps reporting to my office. During one of the toughest economic times in our industry, we were still able to grow the business double digits during my time as the GSM.

Field Sales Manager - Louisville, KY Market
April 2004 - December 2007 (3 years 9 months)

Misco Shawnee
Territory Manager
2002 - 2004 (2 years)

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Education

University of Dayton
Bachelor of Arts (B.A.), Communication, General · (1989 - 1993)